Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-220967

Dated October 16, 2017

Relating to Preliminary Prospectus

Dated October 16, 2017

PRICING TERM SHEET

8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per Unit)

October 16, 2017

Issuer:	Teekay LNG Partners L.P.

Securities Offered:	Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”)

Number of Firm Units:	6,000,000 units

Number of Option Units:	900,000 units

Public Offering Price:	$25.00 per unit; $150,000,000 total (assuming no exercise of the option to purchase additional units)

Underwriting Discounts:	$0.7875 per unit; $4,725,000 total (assuming no exercise of the option to purchase additional units)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after October 15, 2027)

Ratings:	The Series B Preferred Units will not be rated by any nationally recognized statistical rating organization.

Trade Date:	October 16, 2017

Settlement Date:	October 23, 2017 (T+5)

Liquidation Preference:	$25.00, plus accrued and unpaid distributions

Distribution Rate:	From and including the original issue date to, but not including, October 15, 2027, the distribution rate for the Series B Preferred Units will be 8.50% per annum per $25.00 of the liquidation preference per unit (equal to $2.1250 per unit per annum). From and including October 15, 2027, the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of 624.1 basis points per annum per $25.00 of liquidation preference per unit.

Distribution Payment Dates:	Quarterly on each January 15, April 15, July 15 and October 15. The initial distribution on the Series B Preferred Units offered hereby will be payable on January 15, 2018 in an amount equal to $0.40139 per unit.

Optional Redemption:	On or after October 15, 2027, the Issuer may, at its option, redeem the Series B Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

CUSIP/ISIN:	Y8564M 204 / MHY8564M2048

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC Credit Agricole Securities (USA) Inc. Danske Markets Inc. ING Financial Markets LLC

Listing:	The Issuer intends to file an application to list the Series B Preferred Units on the New York Stock Exchange under the symbol “TGPPRB”. If the application is approved, trading of the Series B Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Units and is not soliciting an offer to buy the Series B Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone (866) 718-1649; Attn: Prospectus Department; or UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Prospectus Department, telephone (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.